Exhibit 21.1

List of Significant Subsidiaries of the Registrant

Significant Subsidiaries	Place of Incorporation
CareQuartz Limited	British Virgin Islands
Ultra High Point Limited	Hong Kong
Sun Pacific Link Limited	Hong Kong
Clinic First Limited	Hong Kong
Grandwon International Limited	Hong Kong
Hangzhou Lianxuntong Technology Co., Ltd	PRC
Hangzhou Jigaodian Technology Co., Ltd	PRC
Thingsocket Solutions Limited	Hong Kong